FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of July, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:July 06, 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to Euronext Amsterdam dated 06 July, 2005
                            Cancellation and delisting


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Exhibit 99





                  CANCELLATION AND DELISTING UNILEVER N.V.
                     NLG 0.10 CUMULATIVE PREFERENCE SHARES

On 10 May 2005, the general meeting of shareholders of Unilever N.V. resolved to cancel all outstanding cumulative preference shares each with a nominal value of NLG 0.10 (approximately EUR 0.05*) in the share capital of Unilever N.V.

The cancellation of the NLG 0.10 cumulative preference shares will be effective as of midnight 13 July 2005 CET. The securities will be delisted from Eurolist by Euronext as per 14 July 2005.

In connection with the cancellation becoming effective, Unilever N.V. will make a net payment of EUR 0.05 per NLG 0.10 cumulative preference share. This amount is the sum, rounded to the nearest full eurocent, of EUR 0.045378, being the remaining notional value per NLG 0.10 cumulative preference share, and EUR 0.000060, being the dividend for the period from 9 June 2005 until cancellation. The Dutch dividend withholding tax that is owed will be borne by Unilever N.V. The Dutch dividend withholding tax to be paid per NLG 0.10 cumulative preference share is EUR 0.001541.

Holders of NLG 0.10 cumulative preference shares in bearer form will be paid through their custodian.

Holders of NLG 0.10 cumulative preference shares in registered form will be informed separately about the consequences of cancellation by N.V. Algemeen Nederlands Trustkantoor ANT, Herengracht 420, Amsterdam. A copy of the letter addressed to these holders may also be found on www.unilever.com.

If the resolution to cancel the NLG 0.10 cumulative preference shares does not enter into force as meant in article 100 paragraph 5 book 2 of the Dutch civil code, the NLG 0.10 cumulative preference shares may be cancelled and delisted as per a later date, and the payment in connection therewith delayed. In this case, Unilever N.V. will make a further announcement.

                                     -o0o-
July 6 2005

* The euro amount shown above is a representation in euros on the basis of article 67c of book 2 of the Dutch civil code, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in Unilever N.V.'s articles of association.

SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.